Exhibit 99.4

Océ announces plans for strong growth in Asian markets during launch of Océ VarioPrint 6250 in Malaysia

•	Océ builds on significant experience and leading positions in Asian markets

•	Asia launch of the Océ VarioPrint 6250 presents new cutsheet production printing opportunities for Asian customers

Venlo, The Netherlands, January 18, 2007—Océ N.V., a global leader in digital document management and delivery solutions, today announced it plans to accelerate its growth in Asian markets. This announcement took place during the Asia launch of the Océ VarioPrint 6250, the world’s most productive duplex printer, held in Kuala Lumpur, Malaysia.

Over 200 Asian organisations attended the event. The Dutch ambassador to Malaysia, Mr. Lody Embrechts, also attended the launch. Océ currently achieves annual sales of over € 100 million in Asia and employs 1,000 people throughout the region.

‘Increased distribution power and ongoing technology innovation are cornerstones of our growth strategy,’ said Jan Dix, member of the Board of Executive Directors of Océ, in Kuala Lumpur. ‘The announcements here today are fully in line with that strategy. Expanding our sales presence in Asia is a part of our growth strategy. The Océ VarioPrint 6250 is an innovative product, bringing new benefits to Asian customers. There is strong demand for this product here.’

Over 80% of the jobs produced on high volume cutsheet systems (up to 8 million prints per month) are double-sided prints according to market studies. But all existing systems are designed for simplex printing. The Océ VarioPrint 6250 uses Océ Gemini Instant Duplex technology. It is the first digital printer in the world that can produce up to 250 prints per minute quickly, reliably and without breakdowns.

‘Today, worldwide there are some 25,000 high volume cutsheet systems in the end-user document market, and this market is to a large extent in the hands of two major suppliers,’ said Dix. ‘As stated in March 2006, Océ has the ambition to take 20% of this worldwide market in the next five years.’

Océ has direct sales and service operations in China/Hongkong, Japan, Malaysia, Singapore and Thailand. Via the Océ Asia Hub group based in Singapore, Océ business operations are co-ordinated with professional distributors throughout East, South and Central Asia. In 2005 Océ acquired Imagistics, a distributor of office printing systems in the USA. Imagistics has decades of experience dealing with major Asian suppliers, including Sharp, Toshiba, KonicaMinolta, Brother and Muratec.

Océ N.V. P.O. Box 101, 5900 MA Venlo, the Netherlands Telephone # 31 77 359 2240 Océ investor information on Internet:http://www.investor.oce.com

About Océ

Océ N.V. is one of the world’s leading international companies in printing and document management. In advanced research centres and high-tech production facilities the company develops products and services for the efficient and effective exchange of information.

These comprise products for the reproduction, presentation, distribution and management of documents. The range of products and services offered by Océ is characterised by its recognised high quality, which is based on reliability, productivity, durability, ease of use and environmental friendliness.

Océ’s products and services are mainly offered direct via the company’s own sales and service organisations; a limited number of them are also distributed via third parties.

Océ focuses on professional user environments, particularly on those in which high document volumes are processed.

Océ N.V. headquartered in The Netherlands has a workforce of about 24,000 people and 2006 revenues of € 3.1 billion. The company is active in over ninety countries, maintains research and manufacturing centres in the Netherlands, the United States, Canada, Germany, France, Belgium, the Czech Republic, and Romania. For more information on Océ, visit www.oce.com .

Océ N.V.

January 18, 2007

For more information contact:

Jan Hol

Senior Vice President Communications

Venlo, The Netherlands

Tel. +31 77 359 2000

jan.hol@oce.com

Océ N.V. P.O. Box 101, 5900 MA Venlo, the Netherlands Telephone # 31 77 359 2240 Océ investor information on Internet: http://www.investor.oce.com

Forward-looking statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements refer to future events and may be expressed in a variety of ways, including the use of future or present tense language such as ‘expects’, ‘projects’, ‘anticipates’, ‘intends’ or other similar words.

Océ has based these forward-looking statements on its current expectations and projections about future events.

Océ’s expectations and projections may change and Océ’s actual results, performance or achievements could be significantly different from the results expressed in or implied by these forward-looking statements based on various important factors, risks and uncertainties which are neither manageable nor foreseeable by Océ [and some of which are beyond Océ’s control]. When considering these forward-looking statements, one should keep in mind these risks, uncertainties and other cautionary statements made in this release or other filings made with the United States Securities and Exchange Commission.

These factors, risks and uncertainties include, but are not limited to, changes in economic and business conditions, customer demand in competitive markets, the successful introduction of new products and services into the markets, developments in technology, adequate pricing of products and services, competitive pricing pressures within Océ’s markets, the financing of Océ’s business activities, efficient and cost effective operations, changes in foreign currency exchange rates, fluctuations in interest rates, political uncertainties, changes in governmental regulations and laws, tax rates, successful acquisitions, joint ventures and disposals and the effects of recent or further terrorist attacks and the war on terrorism.

For a more detailed discussion of the factors, risks and uncertainties that may affect Océ’s actual results, performance or achievements, reference is made to pages 69 to 74 of the 2005 annual report, Océ’s 2005 Annual Report on Form 20-F and any other filings made by Océ with the United States Securities and Exchange Commission.

Océ’s forward-looking statements speak only as of the date on which the statements are made, and Océ is under no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Océ enables its customers to manage their documents efficiently and effectively by offering innovative print and document management products and services for professional environments.

Océ N.V. P.O. Box 101, 5900 MA Venlo, the Netherlands Telephone # 31 77 359 2240 Océ investor information on Internet: http://www.investor.oce.com